

January 31, 2014

<u>Via E-Mail</u>
Mr. Peter James Lee
Chief Financial Officer
Legend International Holdings, Inc.
Level 8, 580 St Kilda Road
Melbourne, Victoria, Australia 3004

   Re: Legend International Holdings, Inc.
     Form 10-K for the Year Ended December 31, 2012
     Filed March 28, 2013
     File No. 000-32551

Dear Mr. Lee:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/Tia L. Jenkins

            Tia L. Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel, and
            Mining